EXHIBIT 99.1

First Mining Completes Geotechnical Drilling for the Dyke Foundations at the Springpole Project

VANCOUVER, British Columbia, April 19, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) (“First Mining” or the “Company”) is pleased to announce the successful completion of the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the dykes (coffer dam) at its Springpole Gold Project.  The preliminary results are encouraging and indicate:

  Thicknesses of soft lake bed sediments are much thinner than anticipated and are absent in some areas.  This means that dredging and removal of the lake bed sediments beneath the footprint of the dykes may not be necessary.
  Overburden mainly comprise granular materials with one small area encountering an overconsolidated clay deposit.
  Packer tests undertaken within the underlying bedrock gave inflow rates of less than 1.5 x 10-5 m/s.

Jeff Swinoga, First Mining Gold’s President and CEO, stated: “We are very pleased that the preliminary findings show the bedrock beneath the proposed dykes will provide a competent foundation.  We see this as a significant step forward in advancing our Springpole Project since this confirms that the dykes can be constructed in the area that was proposed in Springpole’s preliminary economic assessment published last year.  We have also engaged Tetra Tech to complete the next step which is to finalize the design work on the dyke structures”.

The pre-feasibility level geotechnical drilling program has been completed over the 800 metre (approximately) long footprint of the dykes which are required to dewater the north bay of Springpole Lake (Figure 1).  Supervised by staff of Tetra Tech Canada Inc. (Tetra Tech), eleven holes were drilled totaling 171.6 metres of rock, 17.5 metres of overburden, and 55.7 metres of water.  Water depth over the planned dykes ranged from 1.6 to 11.7 metres, averaging 5 metres deep.  Packer testing was undertaken in all boreholes to measure the bedrock hydraulic conductivity, which showed low to very low values generally ranging between 1.5 × 10-5 m/s and 1.6 × 10-7 m/s.  Tetra Tech will use this data to design and develop a construction cost estimate for the dykes as part of the prefeasibility level study.

Figure 1. North bay of Springpole Lake showing proposed area to be dewatered and location of the proposed dewatering dykes (coffer dam):
http://resource.globenewswire.com/Resource/Download/549c4f10-76e5-42d8-b723-6e8b0382d983

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of seven million ounces of gold in the Measured and Indicated categories and five million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold.

For further information, please contact:

Derek Iwanaka
Vice President Investor Relations
Toll-Free: 1-844-306-8827
Email: info@firstmininggold.com
Website: www.firstmininggold.com

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) there being no need to dredge and remove lake bed sediments in the North bay of Springpole Lake beneath the footprint of the dykes; (ii) the bedrock beneath the proposed dykes providing a competent foundation; (iii) the finalization of the design work on the dyke structures; and (iv) the use of data by Tetra Tech to design and develop a construction cost estimate for the dykes as part of a prefeasibility level study for the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) that dredging and removing lake bed sediments in the North bay of Springpole Lake beneath the footprint of the dykes will not be required; (ii) no material issues will arise when the design work on the dyke structures is finalized; and (iii) no material issues will arise when Tetra Tech designs and develops a construction cost estimate for the dykes.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to any material issues that may be identified when the design work on the dyke structures is finalized, or when Tetra Tech designs and develops a construction cost estimate for the dykes; (ii) general risks relating to completing a prefeasibility study for a mineral project in northwestern Ontario, Canada; (iii) general risks related to dewatering activities; (iv) general risks relating to permitting activities; (v) developments in world metals markets; (vi) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vii) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (viii) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.